October 20, 2020
BY EMAIL

Alyson Saad, Esq.
2nd Vice President and Counsel
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

Re:    Registration Statement on Form N-6 of Protective COLI VUL Separate
Account (the
         Separate Account ) of Protective Life Insurance Company (the Company ) (File Nos.
       333-248236 and 811-23604)

Dear Ms. Saad:

        The staff has reviewed the above-referenced initial registration statement on Form N-6 filed on August 21, 2020 under the Securities Act of 1933 as amended, and the Investment
Company Act of 1940, as amended. All capitalized terms used herein have the respective meanings given to them in the registration statement unless otherwise indicated.

GENERAL

1. Please confirm that all missing information, including all financial statements and exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

3. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate
   Account.
 Alyson Saad, Esq.
October 20, 2020
Page 2 of 6

PROSPECTUS

Cover Page

4. In the second paragraph, the Company states that   [y]ou should consider the
Policy in
   conjunction with other insurance you own.   Given that the Owner and Insured
may have
   different rights and obligations under the Policy, please briefly describe the differences between the Owner and the Insured under the Policy and define which party "You" refers to in this Prospectus. Also, to aid an investor's plain English understanding of the Policy, please define key terms when they are first used, rather than solely relying on the Glossary at the end of the Prospectus.

5. In the fourth paragraph, please add that all material state variations are described in the prospectus.

Summary of the Policy and its Benefits and Risks (pp. 3-6)

6. On page 3, the Company states that individual policy features   may vary by
state.   Please
   add disclosure in this paragraph stating that such material variations are disclosed in the prospectus and include a reference to Appendix B.

7. Please provide a more complete summary of the   Cancellation Privilege,
including
   disclosure as to what an investor can expect to receive upon cancellation.

8. Under "Transfers,   please disclose whether the Company currently imposes
the transfer
   restrictions described in the second sentence.

9. Under   Target Premium   on page 4, the Company states that   [p]ayment of
the target
   premium does not guarantee that your Policy will not lapse, and you may need to pay additional premiums to keep your policy in force. Please provide more context here as to why the policy would lapse so that an investor has a better sense as to when they would have to pay additional premiums, or, alternatively, cross reference a section that provides additional detail.

10. Under   Loans   on page 4, please provide a definition of   modified
endowment contract.

11. Under   Withdrawal and Surrender Risks,   risks associated with withdrawals
are only
    minimally discussed. Please consider providing additional information on withdrawals, or
    alternatively, consider removing   Withdrawals   from the heading in bold
text.

12. Under   Tax Risks   on page 5, please revise the last sentence of the first
paragraph in plain
    English. In the last sentence of this section, please replace
distributions   with   surrenders,
    withdrawals   in order to be consistent with the language in the paragraph above. If
    applicable, please also disclose in this section any tax risks stemming specifically from the fact that this product is meant to be used by corporations and employers in connection with
 Alyson Saad, Esq.
October 20, 2020
Page 3 of 6

   deferred compensation plans and employer financial purchase arrangements.

13. Under   Loan Risks   on page 6, please define   Loan Interest Credit
Spread.

14. Under   General Account Risks,   please add disclosure to clarify that the
Fixed Account is
    part of the General Account.

15. In the Summary of Policy Risks section, please disclose the risk that charges under the Policy may increase.

Fee Tables (pp. 7-8)

16. In the first table, to avoid investor confusion, please show Sales Load and Premium Tax as components of the Premium Expense Charge in the table, rather than just relying on the footnotes. The current presentation suggests that there are three separate charges.

17. Please move the Loan Interest charge in the Transaction Fees table to the Periodic Charges table on page 8 since it is a recurring charge. Please also disclose the maximum loan interest rate charge.

18. Please move the Transaction Charge item to the Transaction Fee table. If the Company will not charge the fee on anything other than the Terminal Illness Accelerated Death Benefit
    Endorsement (as noted in the fourth column), please make that clear in the disclosure or include in the footnote the other transactions or services for which policyholders may be charged a Transaction Charge.

19. In the table on page 8, please disclose that the current Mortality and Expense Risk Charge, like the Maximum Guaranteed Charge, is calculated as a percentage of average net assets.

20. In footnote 2, please define   Net Amount at Risk   rather than referring
investors to the
    Glossary.

The Company and the Fixed Account / The Variable Account and Funds (pp. 9-23)

21. In the third paragraph of page 10, the Company states that   the Fixed
Account may, however,
    be subject to certain generally applicable provisions of the federal
securities laws . . .   Please
    change this sentence to state that the Fixed Account   is, however, subject
to certain generally
    applicable provisions of the federal securities laws . . .   (emphasis
added).

22. Please revise the first two sentences under   Interest Credited on Fixed
Account Value   to
    clarify the difference between the two guaranteed interest rates disclosed (e.g. the rate applicable under a particular issued Policy versus the guaranteed minimum interest rate applicable to all Policies issued under this Prospectus).

23. Please add the names of the investment adviser and any sub-adviser for each fund listed on
 Alyson Saad, Esq.
October 20, 2020
Page 4 of 6

   pages 12-13 to the extent not disclosed.

24. On the bottom of page 21, when discussing payments to the Company, please explicitly state that such payments and other support, if true, create a potential conflict of interest for the
    Company.

25. In the first paragraph under   Voting Fund Shares   on page 23, the Company
states   [s]hould
    Protective Life determine that it is permitted to vote such shares in its own right, it may elect
    to do so.   Please revise this sentence to specify the circumstances under which Protective
    Life may determine that it is allowed to vote such shares in its own right (e.g., if the 1940
    Act or any regulation thereunder should be amended, or if the present interpretation thereof should change.) Also, please supplementally explain the legal basis for the Company s
    procedure noted in the fourth paragraph that   [v]oting instructions to
abstain on any item are
    applied to reduce the votes eligible to be cast on that item.

The Policy (pp. 23-24)

26. Under   Purchasing a Policy   on page 23, the Company states that   [t]he
cost of insurance
    rate may also vary depending on the type of underwriting we use.   If the
Company will be
    using simplified underwriting, state that the cost of insurance rates are higher for healthy individuals when this method of underwriting is used than under a substantially similar policy that does not use simplified underwriting.

27. Under   Cancellation Privilege   on page 24, the Company states that an
investor  s refund
      may be higher or lower than your premium payments depending on the investment
    performance . . .   Please add   of the Sub-Accounts you selected   after
the word
      performance.   Please also clarify what states you are referring to in
the following sentence
    (i.e., states that require the Company to return the Premium payment).

Death Benefit Proceeds (pp. 28-30)

28. Please revise the second sentence of the "Suicide Exclusion" disclosure on page 28 for accuracy. As drafted, it appears to conflict with the last sentence of this disclosure.

29. Under   Changing Death Benefit Options   on page 29, please consider
whether the last
    sentence of the first paragraph should alternatively state that   . . . the
Death Benefit would
    not be based on the applicable factor . . .   (emphasis added).

Transfers of Policy Value (pp. 31-34)

30. Under   Fixed Account Transfers   on page 31, please revise to state, if
true, that   Loans and
    Partial withdrawals are treated as Transfers out of the Fixed Account.

31. Under   Sub-Account Transfers   on page 31, there is a typo in the word
rebalancing.
 Alyson Saad, Esq.
October 20, 2020
Page 5 of 6


Surrenders and Withdrawals (pp. 34-35)

32. In the   Return of Expense Charge Benefit   disclosure on page 34, please
provide an example
    of how the Return of Expense Charge Benefit operates.

Policy Loans (pp. 35-36)

33. Consider describing the purposes that loans can be used for (i.e., accessing policy value without taxes and charges associated with withdrawals).
Supplemental Benefits (pp. 49-50)

34. In the first paragraph on page 49, the Company states that   [a]dditional
rules and limits apply
    to these supplemental riders and endorsements.   Please disclose the
additional rules and
    limits applicable to supplemental riders and endorsements.

35. In the same paragraph, please clarify, if true, that the Term Life Insurance Rider, Change
    Insured Endorsement, and Terminal Accelerated Death Benefit may only be added at the time the Policy is issued.

State Variations (pp. 51)

36. At the bottom of page 51, the Company states   [s]ee your Policy for
specific variations
    because any such state variations will be included in your Policy or in riders or endorsements
    attached to your Policy.   Please add to this disclosure that material
state variations are
    disclosed in Appendix B.

Abandoned Property Requirements (pp. 55)

37. We note that this disclosure is largely duplicative of earlier disclosure on Escheatment on page 30. Please combine this disclosure so that it all appears in one place.
Appendix A

38. The Examples of Death Benefit Computations Under Options 1 and 2 are difficult to follow.
    Please revise to provide a more step-by-step description of the calculations and inputs.

Back Cover Page

39. If the SAI and other information is available from the Company by email request, please provide the email address.
 Alyson Saad, Esq.
October 20, 2020
Page 6 of 6

Part C

40. Please file the actual agreements rather than the   form[s] of.   See Rule
483.


                                            * * * *

        A response to this letter should be filed on Edgar and in the form of pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

       In closing, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         You may contact me at (202) 551-4323 or kaneq@sec.gov if you have any questions.

                                                     Sincerely,
                                                     /s/ Quinn Kane
                                                     Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief